Barclays Global Financial Services Conference

September 8, 2014

Forward Looking Statements

Various statements used in this presentation, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward- looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "intend," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this presentation speak only as of the date of this earnings release; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed in the "Risk Factors" section within our 2013 Annual Report on Form 10-K filed on March 14, 2014, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements..

Stonegate Highlights

- Stonegate Mortgage (NYSE:SGM) is an integrated, non-bank mortgage company focused on **originating**, **financing** and **servicing** U.S. residential mortgage loans

STONEGATE MORTGAGE

Origination

- Retail (distributed and direct-to-consumer)
- Third Party Origination (2000+ clients)
- Agency and non-agency

ACCESS

Financing (NattyMac)

- Warehouse lending
- Syndicated Finance
  - Repo
  - Participations

LIQUIDITY

Servicing

- Prime
- Fannie/Freddie and GNMA
- "Capital-light"

SCALABILITY

(1) As of July 31, 2014.

Industry Dynamics Creates Opportunity for SGM

- **Return cash purchases to normalized level through product innovation**
- **Banks deconsolidating due to changes in capital requirements**
- **Pent-up demand of first-time home buyers reentering the market**
- **Economic/jobs recovery continues to improve the housing market**
- **Rising home values builds equity and creates ability to move**
- **Emerging market (non-agency jumbo origination market share increasing)** [1]

(1) Source: Inside Mortgage Finance.

Integrated Business Model Characteristics

STONEGATE™ MORTGAGE

- Each of our businesses has different risk and return characteristics; we are therefore tasked with finding the optimal use of our capital
  - Origination offers the most attractive risk and return characteristics of the three businesses **(particularly true for non-agency origination)**

	Origination	Financing	Servicing
Leverage	20:1	15:1	2:1
Valuation Method	PEG	PEG	FMV
Return Potential (ROE)	20%+	20%+	8-10%
Risk	High	Moderate	Moderate
Tax Impact	▪ OMSRs generate NOLs	▪ Spread and fee income generate taxable income	▪ Fees generate taxable income
Key Differentiators	▪ No bulk/flow purchases ▪ Non-agency ▪ Multi-channel creates diversification	▪ Integrated with origination business to grow wallet share ▪ Non-agency	▪ High-quality, SGM-originated portfolio

Opportunities to Grow Business

STONEGATE™ MORTGAGE

Geographic Expansion and Maturation	▪ Unlock the remaining market through licensing and mature in the new markets consistent with prior experience
Warehouse Financing	▪ Providing access to efficient sources of capital strengthens relationships with small to mid-size correspondents and results in additional origination volume ▪ Increases fee income opportunities
Non-agency	▪ Provide innovative products that meet borrowers' demands and investors return threshold ▪ Ability to distribute through Retail and TPO ▪ Structure to give investors access to asset class
"Capital-Light" MSR Financing	▪ Monetizing the MSR cash flow stream opens up additional origination capabilities ▪ Reduces required equity to hold MSRs ▪ Lower cost of capital than alternative vehicle (i.e. a REIT)

Origination Growth through Geographic Expansion

- Currently licensed in 45 states plus Washington D.C., representing 92.4% of the market [1]
- Continued market share expansion in recently-licensed states could generate significant origination volume growth for Stonegate even in a flat market


WA
OR
ID
MT
ND
SD
MN
WI
MI
NY
VT
NH
ME
MA
CT
NV
CA
UT
WY
NE
IA
IL
IN
OH
PA
NJ
DE
MD & DC
CO
KS
MO
KY
WV
VA
AZ
NM
OK
AR
TN
NC
SC
TX
LA
MS
AL
GA
FL

As of 2Q14:	# of States [2]	Market Size (%) [1]	SGM Share (%)
Licensed for 5+ years	5	6.1%	2.4%
Licensed for 3-5 years	12	26.6%	1.3%
Licensed for 1-3 years	17	20.8%	1.0%
Licensed for <1 year	10	37.2%	0.9%
Licensed after 2Q14	2	1.7%	-
Not Yet Licensed	3	7.6%	-
Total	**49**	**100.0%**	**1.0%**

(1) Approximate. Based on data from Marketrac by CoreLogic. Coverage area excludes certain counties nationwide.
(2) Excludes AK and HI; Includes Washington D.C.

NattyMac Increases "Wallet Share"

- Number of NattyMac customers and commitments continuing to grow
  - Current commitments[(1)] total $364 million to 97 approved accounts (or 12% of total approved correspondent accounts)
- Multiple participants providing wholesale funding
- As of June 30, 2014, NattyMac clients' locks increased 74% on average three months after receiving a warehouse line compared to the three months' average prior

NattyMac Customers



100
90
80
70
60
50
40
30
20
10
0
2
7
12
20
27
30
39
54
64
79
87
89
92
1
1
3
6
11
19
24
28
37
44
50
59
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Approved Accounts
Active Accounts (2)

Locks per Month



$1,700
$1,400
$1,100
$800
$500
$921
$1,088
$1,167
$1,203
$1,443
$1,488
$1,602
Approval Month -3
Approval Month -2
Approval Month -1
Approval Month
Approval Month +1
Approval Month +2
Approval Month +3

(1) As of July 31, 2014.
(2) Funded at least one loan through on a NattyMac warehouse line in the last 90 days.

Non-Agency Positioning:
Focused on the Emerging Market

STONEGATE™ MORTGAGE

- SGM's origination business is positioned to "source" new product and provide investors with access to this asset class in the form of whole loan sales and/or securitization (subs/IO)
- Expanded and diversified investor base provides optionality on takeout
  - Positioned to execute securitization when the market permits
- Unique positioning in marketplace allows us to deliver consistent outcomes for investors
  - Provides transparency and controls (credit, collateral, compliance) for asset quality and regulatory risk
- Market opportunity to increase the size of the origination market and improve "execution" on certain agency-eligible assets

Non-Agency Investor Base



# of Non-Agency Investors
12
10
8
6
4
2
0
3
5
8
11
4Q13
1Q14
2Q14
Jul-14

Non-Agency Locks

($ in millions)



Non-Agency Locks ($M)
$250
$200
$150
$100
$50
$0
% of Total Locks
8.0%
6.0%
4.0%
2.0%
-
$1.5
$11.1
$15.9
$83.2
$223.4
0.1%
0.4%
0.5%
2.4%
4.8%
2Q13
3Q13
4Q13
1Q14
2Q14
Non-Agency Locks ($M)
% of Total Locks

MSR Financing Creates "Capital-Light" Servicing

- Current facilities provide attractive terms for interim financing
  - FNMA/FHLMC – L+525 with 50% advance rate against FMV of the MSR (1)
  - GNMA – L+450 with 50% advance rate against FMV of the MSR (2)
- Currently structuring a longer-term financing solution that will allow us to:
  - Monetize MSR cash flow to reinvest back into more attractive origination and financing businesses
  - Maintain relationships with borrowers to retain recapture potential and escrow balances



Financing & Origination
NCO of 100 bps or less does not require equity to be tied up in the MSR
Generates
MSR:
Gross Strip
+ Ancillary Fees
+ Escrows
- Cost to Service
= Net Servicing Strip
Average life of cash flow is approximately 7 to 10 years
Retain MSR
Stonegate retains servicing rights
Recapture potential
Escrow balances
Sale of IO Strip
20 bps @ 5x Multiple (3)
Strategic Buyer
REITs
Hedge funds
Insurance companies
Banks
Strategic Buyer Pays SGM 100 bps (3)

(1) On May 22, 2014, Stonegate executed a Loan and Security Agreement with Barclays that allows Stonegate to borrow up to $100 million against its Fannie Mae and Freddie Mac Mortgage Servicing Rights ("MSRs"). Structured as a sub-limit to Stonegate's existing $300 million Master Repurchase Agreement with Barclays. Barclays will lend up to 60% of an estimate of the valuation of the MSRs at any one time.

(2) On August 29, 2014, Stonegate executed a three-year agreement to borrow against its Ginnie Mae MSRs at LIBOR + 450 with no pre-payment penalty and a 50% advance rate against the fair market value of the MSR.

(3) For illustrative purposes only; there is no assurance that the estimated 5x multiple will be achieved.

Summary of Growth Opportunities

- Geographic expansion, increased wallet share and the emerging non-agency market will drive origination, financing and servicing growth
  - Newly licensed states (less than 1 year) represent ~39% of the overall market
  - NattyMac and Non-Agency are beginning to gain significant momentum

Stonegate Target Growth Opportunity



($ in billions)
$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
-
$13.2
$25.6
$30.2
$34.9
$50.0

Current Run-Rate
- Continue to originate at an annualized pace consistent with 2Q14

Geographic Expansion
- Increased penetration of recently-licensed states
- Assumes 2.4% overall market share of $1.1T market (1)

Increased Wallet Share from NattyMac Clients (2)
- As more correspondent clients are converted to NattyMac customers, we expect 75% increased wallet share on average from these clients

Non-Agency (3)
- $200B market opportunity
- SGM is well-positioned to take advantage of the emerging non-agency market

MSR Financing
- We believe the ability to originate MSRs in a "capital light" manner will open up larger origination capabilities

Note: For illustrative purposes only; there is no assurance these illustrative origination volumes or market share estimates will be achieved.

(1) Market size based on average of 2015 origination estimates from Mortgage Bankers Association, Freddie Mac, and Fannie Mae.

(2) Assumes an estimated 50% of total correspondent clients converted to NattyMac customers (currently 12%) and 75% "wallet share" increases on average from these customers. See slide 9 for more information.

(3) Based on an estimated $200 billion market opportunity and assumed market share of 2.4%.